Exhibit 12.1

Carpenter Technology Corporation

Computation of Ratios of Earnings to Fixed Charges Calculations

(dollars in millions)

	Nine Months Ended	Year Ended June 30,
	March 31, 2011
		2010	2009	2008	2007	2006
Fixed charges:
Interest costs(a)	$13.3	$18.8	$20.1	$22.8	$23.3	$23.6
Interest component of non-capitalized lease rental expense(b)	1.6	2.3	2.1	2.2	3.0	1.8

Total fixed charges	$14.9	$21.1	$22.2	$25.0	$26.3	$25.4

Earnings as defined:
Income before income taxes	$54.2	$4.7	$63.0	$297.3	$312.0	$291.4
Less income from less-than-fifty-percent owned entities, and loss on sale of partial interest in less-than-fifty percent owned entities	(1.5)	(1.0)	0.1	(1.1)	(1.2)	(1.6)
Fixed charges less interest capitalized	14.5	20.1	18.2	22.7	25.8	25.1
Amortization of capitalized interest	2.0	2.8	2.5	2.5	2.5	2.5

Earnings as defined	$69.2	$26.6	$83.8	$321.4	$339.1	$317.4

Ratio of earnings to fixed charges	4.6x	1.3x	3.8x	12.9x	12.9x	12.5x

(a)	Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt issue costs.

(b)	One-third of rental expense which approximates the interest component of non-capitalized leases.